UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Evoqua Water Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30057T105

(CUSIP Number)

January 22, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1	NAMES OF REPORTING PERSONS Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1	NAMES OF REPORTING PERSONS Havelock Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Evoqua Water Technologies Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).
(ii)	Fullerton Fund Investments Pte Ltd (“FFIP”), a wholly-owned subsidiary of Temasek Holdings.
(iii)	Havelock Fund Investments Pte Ltd (“Havelock”), a wholly-owned subsidiary of FFIP.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(ii)	60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

(iii)	60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

Item 2(c).	Citizenship:

(i)	Republic of Singapore
(ii)	Republic of Singapore
(iii)	Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (“Shares”).

Item 2(e).	CUSIP Number:

30057T105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Each of the Reporting Persons: 0

(b)	Percent of class:

Each of the Reporting Persons: 0

(c)	Number of shares as to which the person has:

Each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2021	TEMASEK HOLDINGS (PRIVATE) LIMITED(1)

	By:	/s/ Jason Norman Lee
Name: Jason Norman Lee
Title: Authorized Signatory

Dated: March 11, 2021	FULLERTON FUND INVESTMENTS PTE LTD(1)

	By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

Dated: March 11, 2021	HAVELOCK FUND INVESTMENTS PTE LTD(1)

	By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

(1)

This amendment is being filed jointly by Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Havelock Fund Investments Pte Ltd pursuant to their Joint Filing Agreement dated February 12, 2018 filed as an exhibit to the Schedule 13G filed by Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Havelock Fund Investments Pte Ltd with respect to the Issuer on February 12, 2018.